April 12, 2005

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Filing Desk

Re:	Ultrapar Participações S.A.

Registration Statement on Form F-1

Registration No. 333-122496

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Ultrapar Participações S.A. has orally requested that the effective date of the above referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on Tuesday, April 12, 2005. In this connection, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ultrapar Participações S.A.

By:	/s/ André Covre

	Name:	André Covre
	Title:	Attorney-in-fact